Law Office of C. Richard Ropka, L.L.C.

215 Fries Mill Road

Turnersville, New Jersey 08012

(856) 374-1744

(1-866) 272-8505 (Fax)

April 25, 2019

VIA EDGAR

Anu Dubey, Staff Counsel

Edward Bartz, Staff Counsel

U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure and Review

100 F Street N.E.
Washington DC 20549

Re:

Monteagle Funds (“Registrant”)

File Nos. 333-230190; 811-08529

Dear Ms. Dubey and Mr. Bartz:

Kindly accept this letter on behalf of the Monteagle Funds (“Trust”). Set forth below are the comments that each of you expressed in our telephone conversations on April 11, 2019 and April 19, 2019 regarding the Registrant’s Form N-14 (“Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on March 11, 2019, and the responses thereto.  Your respective comments are set forth in italics and are followed by the Registrant’s responses on behalf of its separate series the Monteagle Opportunity Equity Fund and the Henssler Equity Fund which are reflected in the accompanying N-14/A filed herewith.  We are accompanying with this letter the pages that reflect the changes for your reference.

The registrant’s responses are as follows:

Notice of Shareholder Meeting

1.

Include a separate proposal to allow an adjournment to solicit additional proxies in accordance with Rule 14a-4(d) under the Securities and Exchange Act of 1934.

Response: The Registrant has added the requested proposal along with the corresponding disclosure as applicable with in the filing.

Questions and Answers

2.

In the second question/answer, given that the advisory fee is increasing from 50 basis points to between 70 and 85 basis points, the statement that the “Monteagle Funds platform and existing client base present the opportunity for higher Acquiring Fund net assets, which will lead to an increased likelihood of realizing economies of scale and lower total operating expenses of the Acquiring Fund to the benefit of shareholders” seems to be inaccurate. Consider deleting that statement or revise same for greater clarity.

Response: The Registrant has deleted the referenced sentence.

Ms. Anu Dubey

Mr. Edward Bartz

April 25, 2019

3.

In the second question/answer, the statement that “existing Monteagle Fund shareholders and potential shareholders would benefit from these increased investment options within the Monteagle Fund family which would also be afforded the Acquiring Fund shareholders” seems to be inaccurate. Consider deleting that statement or revise same for greater clarity.

Response: The Registrant has deleted the referenced sentence.

4.

In the fourth question/answer, please revise the statement that “GWH will continue to be responsible” to “GWH will be responsible” as GWH is not the current investment adviser.

Response: The Registrant has made the requested revision.

5.

In the fifth question/answer, please disclose all the exceptions to what NCC will pay (i.e. brokerage costs, Independent Trustee fees, etc.)

Response:  The Registrant has provided additional disclosure as requested.

6.

In the fifth question/answer, please describe the nature of NCC paying the operational expenses. Include disclosure that the Operating Services Agreement can be terminated at any time upon 60 days’ notice to the Fund. Please include this revision through the Proxy Statement.

Response: The Registrant has provided additional disclosure as requested.

7.

In the fifth question/answer, consider revising the last sentence beginning with, “NCC’s commitment to pay expenses…” to provide greater clarity specifically as to the statements “when coupled with the Operating Services Agreement fee” and “so that if assets of the Acquiring Fund decrease after the Reorganization, shareholders will not experience an increase in expenses as they would under the Acquired Fund’s current treatment of Other Expenses.” Also, consider revising the statement that “shareholders will receive a fee reduction and will benefit from economies of scale at higher asset levels for the Acquiring Fund similar to that which, although not as great as, shareholders would currently experience at higher asset levels in the Acquired Fund.”

Response: The Registrant has revised the disclosure by adding additional disclosure and deleting certain portions of the disclosures as requested.

8.

In the fifth question/answer, please divide the sentence that begins with “At the Acquired Fund’s current asset level…” to provide greater clarity.

Response: The Registrant has made the requested revision.

9.

In the fifth question/answer, please revise the statement that “NCC’s management fee will decrease at higher asset levels” to “NCC’s management fee as a percentage of net assets will decrease at higher asset levels.” Please include this revision for references to GWH’s subadvisory fee as well.

Response: The Registrant has revised the disclosure as requested.

10.

In the eighth question/answer, please disclose that the management fee of the Acquiring Fund at all assets levels is higher than that of the Acquired Fund by a range of 20-35 basis points.

Ms. Anu Dubey

Mr. Edward Bartz

April 25, 2019

Response: The Registrant has provided the additional disclosure as requested.

11.

In the eighth question/answer, please clarify who is responsible for paying the Absorbed Other Expenses.

Response: The Registrant has provided the additional disclosure as requested.

12.

In the eighth question/answer, please disclose that the “cap” can change at any time.

Response: The Registrant has provided the additional disclosure as requested.

13.

In the eighth question/answer, please add disclosure that the Operating Services Agreement could be terminated at any time upon 60 days’ notice to the Fund which could result in increased expenses.

Response: The Registrant has added disclosure that the Operating Services Agreement could be terminated at any time upon 60 days’ notice to the Fund which could result in increased expenses to the Fund.

14.

In the eighth question/answer, please add disclosure that NCC’s commitment to pay the “unified fee” could be terminated at any time upon 60 days’ notice to the Fund, which could result in increased expenses.

Response: The Registrant has added disclosure that NCC’s commitment to pay the “unified fee” could be terminated at any time upon 60 days’ notice to the Fund which could result in increased expenses to the Fund.

15.

In the eighth question/answer please revise the statement that “The Acquiring Fund will pay as “Other Expenses” the fees associated with the Independent Trustees of the Monteagle Funds which are fixed” to conform with what is disclosed in the Fees and Expense table. Also disclose what other fees are excluded (i.e. brokerage fees, etc.).

Response: The Registrant has revised the disclosure to clarify the statement.

16.

In the eighth question/answer, please provide greater clarity as to the last two sentences by showing the inverse situation.

Response: The Registrant has deleted the referenced sentences.

Proxy Statement

17.

In relation to the paragraph numbered 10 under the Board Consideration section, explain (to the Staff) why the Board concluded that a 20-35 basis point increase in the Advisory fee is appropriate to manage the same amount of assets using the same strategy. Provide a description of the Board analysis in this regard, including a description of the information that the Board was provided to perform that analysis. Please include this response in the Proxy Statement as well.

Ms. Anu Dubey

Mr. Edward Bartz

April 25, 2019

Response: In the context of exploring options for shareholders, including liquidation and dissolution of the Acquired Fund, management of the Acquired Fund, which includes members of Henssler Asset Management, LLC (“HAM”), the current investment adviser to the Acquired Fund, presented the proposed reorganization of the Acquired Fund into the Acquiring Fund pursuant to a Plan of Reorganization (the “Reorganization”).  In response to the proposed Reorganization, the Board was asked to consider, and did consider, whether to approve and recommend the proposed Reorganization to shareholders in light of the Acquired Fund’s current operations, asset level, and other solutions available to the Acquired Fund.  In that regard, and as part of that consideration, the Board was made aware that, if the Reorganization was approved, it would result in a new adviser/subadviser arrangement and an increased management fee.  Accordingly, the Board considered this aspect of the Reorganization when determining whether to approve the Reorganization and recommend it to shareholders.

To this end, the Board held discussions with, and requested information from, various parties involved in the Reorganization.  These parties included fund management, HAM, members of G.W. Henssler & Associates, Inc. (HAM affiliate and proposed new sub-adviser for the Acquiring Fund), the Acquiring Fund, the Acquiring Fund’s investment adviser and counsel to the Acquiring Fund.  Following a review of the information received, discussions with the parties listed above, and consideration of the totality of the circumstances, the Board determined to approve the Reorganization and recommend it to shareholders.  With respect to the increase in management fee that the Acquiring Fund would represent over the management fee of the Acquired Fund, the Board noted that, while the management fee will be greater, the following factors lessen the impact of that increase on shareholders:

A.

NCC has agreed to enter into an Operating Services Agreement with the Acquiring Fund that, for at least one year after the Reorganization, will have identical fees to those currently provided by HAM to the Acquired Fund (0.70% annually for Investor Class Shares and 0.20% annually for Institutional Class Shares); however, the NCC Operating Services Agreement will cover a number of expenses (e.g., E&O/D&O insurance expenses, certain expenses related to CCO services for the Acquiring Fund, etc.) that have been previously categorized as “Other Expenses” paid directly by the Acquired Fund (the “Absorbed Other Expenses”).  These Absorbed Other Expenses represented approximately 0.33% of the Acquired Fund’s assets during the most recently completed fiscal year.

B.

NCC will pay out of the NCC management fee a sub-advisory fee to GWH to allow continuity of portfolio management for the Acquiring Fund.

C.

NCC’s management fee will decrease at higher asset levels due to breakpoints of 5 basis points at $25 million, $50 million, $75 million and $100 million, such that shareholders will receive a fee reduction benefit from economies of scale at higher asset levels for the Acquiring Fund similar to, although not as great as, shareholders would currently experience at higher asset levels in the Acquired Fund.

D.

NCC’s commitment to pay the Absorbed Other Expenses, when coupled with the management fee and the Operating Services Agreement fee, effectively acts as a “unified fee” for the Acquiring Fund that caps expenses covered under the two fees (excluding independent directors’ fees estimated at approximately 0.02%) at 1.55% for Investor Class Shares and 1.05% for Institutional Class Shares.  In addition, this “unified fee” decreases at asset levels over $25 million because of the management fee breakpoints.

E.  The Acquired Fund had an expense ratio of 1.55% for the Investor Class at an asset level of

Ms. Anu Dubey

Mr. Edward Bartz

April 25, 2019

approximately $21.5 million for its most recently completed fiscal year, and at an asset level of $19.6 million as of March 31, 2019, is currently accruing expenses at approximately 1.55%.  At the same asset level, the expense ratio for the Investor Class of the Acquiring Fund will accrue at approximately 1.54% following the Reorganization, which would be better for shareholders.  Similarly, the Acquired Fund had an expense ratio of 1.05% for the Institutional Class at an asset level of approximately $17.5 million for its most recently completed fiscal year, and at an asset level of $16.6 million as of March 31, 2019, is currently accruing expenses at approximately 1.05%.  At the same asset level, the Institutional Class of the Acquiring Fund will accrue at approximately 1.04% following the Reorganization, which would be better for shareholders.

F.

The inclusion of the Absorbed Other Expenses in the NCC Operating Services Agreement will ensure that “Other Expenses” of the Acquiring Fund will increase at lower asset levels by the amount represented by independent directors’ fees, since the Absorbed Other Expenses will be included in the new unified fee.  As a result, total expenses for the Acquiring Fund’s shareholders will not increase at lower asset levels at nearly the rate that they would for the Acquired Fund.

G.

As a result of the foregoing, the Board expects that the total expense ratio of the Acquiring Fund following the Reorganization will be no more (and is likely to be less) than the total expense ratio of the Acquired Fund during its most recently completed fiscal year, despite the increase in the management fee.

18.

With regards to the fourth paragraph under the section entitled, “Acquiring Fund Adviser” please see “Mutual Fund Distribution Fees: Confirmations” Investment Company Act Release 29367, footnote 65. Please explain as requested above.

Response: The Registrant has revised the disclosure to more accurately reflect the payments to financial intermediaries in consideration of the referenced footnote.

19.

Where disclosure regarding the Adviser’s breakpoints and economies of scale is referenced in the document, also disclose that the Subadviser’s fee will increase.

Response: The Registrant has revised the referenced disclosure where applicable to include the increase of the Subadviser’s fee.

20.

Please apply the comments made to the question/answer section to the fourth paragraph to the section entitled “Comparison of Advisory Fees.”

Response: The Registrant has revised the referenced disclosure to apply the revisions requested in the question/answer section of the document.

21.

Add Powers of Attorney as an exhibit for the signature page pursuant to Rule 483(b) under the Securities Act of 1933.

Response: The Registrant has filed Powers of Attorney as required by Rule 483(b) under the Securities Act of 1933.

Ms. Anu Dubey

Mr. Edward Bartz

April 25, 2019

22.

Agreements between the Fund and the service providers need to be amended so that the Adviser is party to them too. Please see the correspondence filed by Cushing ETF trust on November 28 and November 29, 2018.

Response: The Registrant confirms that the Advisor has contractually agreed, pursuant to the terms set forth in the Management Agreement between the Trust, the Fund and the Advisor, to satisfy all the fees associated with the Fund’s service providers, except as otherwise disclosed in the filing.  The Registrant will undergo a comprehensive review of each of the Fund’s service provider agreements, in particular, the Custody Agreement, and take such steps as are appropriate to ensure the Advisor’s contractual commitment in this regard. To the extent that appropriate amendments to these agreements are deemed necessary, the amended agreements will be filed on EDGAR as POS-EX filing when approved pursuant to the appropriate Investment Company Act of 1940 rules and regulations.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.

CRR:ab

Encl(s).